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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2017
Washington DC
415

SEC FILE NUMBER
8-49016

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: B. Riley & CO., LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Blvd, Suite 800
(No. and Street)

Los Angeles	CA	90025
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mike McCoy — 310-966-1444
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP
(Name – *if individual, state last, first, middle name*)

5251 S. Quebec Street Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JCA

OATH OR AFFIRMATION

I, Michael McCoy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of B. Riley & Co., LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Financial Officer

Title

Notary Public

SVETLANA KIRIC
Commission # 2085884
Notary Public - California
Los Angeles County
My Comm. Expires Oct 13, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SJ SPICER JEFFRIES LLP
CERTIFIED PUBLIC ACCOUNTANTS
5251 SOUTH QUEBEC STREET • SUITE 200
GREENWOOD VILLAGE, COLORADO 80111
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
B. Riley & Co., LLC

We have audited the accompanying statement of financial condition of B. Riley & Co., LLC. (the "Company") as of December 31, 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Spicer Jeffries LLP

Greenwood Village, Colorado
February 22, 2017

B. RILEY & CO., LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents (Notes 1 and 6)	$	12,274,745
Cash segregated under federal and other regulations (Note 7)		51,631
Due from clearing brokers (Note 6)		350,000
Commissions receivable		575,933
Securities owned, at fair value (Note 5)		13,067,518
Receivables from related parties (Note 3)		1,057,951
Property and equipment at cost, net of accumulated depreciation of $346,357		190,907
Investment banking fees receivable, net of allowance for doubtful accounts of $95,301		3,682,951
Note receivable (Note 4)		1,696,143
Prepaid expenses and other assets		152,374
	$	**33,100,153**

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses (Note 3)	$	3,525,071
Accrued compensation		3,333,144
Payable to related parties (Note 3)		1,010,088
Securities sold, not yet purchased, at market value (Note 5)		845,636
Total liabilities		8,713,939
COMMITMENTS AND CONTINGENCIES (Notes 3 and 6)		
MEMBER'S EQUITY (Note 2):		
Member's equity		24,386,214
	$	**33,100,153**

The accompanying notes are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

B. Riley & Co., LLC (the "Company") is a the successor organization to B. Riley & Co., which was originally incorporated in the state of Delaware on February 15, 1996, as a registered broker-dealer in securities under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On June 18, 2014, the Company was acquired by B. Riley Financial, Inc. (the "Parent" or "B. Riley Financial") and the Company became a wholly-owned subsidiary of B. Riley Financial.

The Company is engaged in business as a securities broker-dealer that provides several classes of services, including the sale of equities, market making and research services. The Company also provides investment banking services by engagement and trades securities for its own account.

Clearing Agreement

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreements with its clearing brokers provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmation and statements and maintenance margin requirements under the Act and the rules of the Self-Regulatory Organizations of which the Company is a member.

Summary of Significant Accounting Policies

Commissions receivable and receivables from related parties are stated at the face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

Other receivables are valued and reported at net realizable value. They are evaluated on a periodic basis and an allowance for doubtful accounts is established based on the past write-offs, collections and certain current conditions.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Summary of Significant Accounting Policies *(concluded)*

Property and equipment are stated at cost. Depreciation is provided utilizing straight line-and accelerated methods over the estimated useful lives of owned assets, ranging from 5 to 39 years. Repairs and maintenance to these assets are charged to expenses as incurred. Major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.. For the year ended December 31, 2016, the Company included $95,791 of depreciation expense in other operating expenses.

Securities transactions are recorded on a trade date basis with the related commission income and expenses also recorded on a trade date basis.

The Company receives investment banking fees in accordance with terms stipulated in its engagement contracts. Investment banking fees are recognized as earned according to the fee schedule stipulated in the client's engagement contracts.

Advertising costs are expensed as incurred. For the year ended December 31, 2016, the Company included $40,311 of advertising costs in other operating expenses.

Securities Valuation and Revenue Recognition

The Company records proprietary transactions, commission revenue and related expenses on a trade-date basis. Interest and dividend income are recognized in the period earned.

The Company values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation and Revenue Recognition *(continued)*

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values investments in securities owned and securities sold, not yet purchased based on quoted prices in active markets. These are considered Level 1 securities.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation and Revenue Recognition *(concluded)*

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

Investments in stocks, warrants, notes and other non-marketable securities for which there is no public market are valued based upon a valuation obtained by management. The valuation considers various factors such as earnings history, financial condition, recent sales prices of the issuer's securities and the proportion of securities owned. Investments in private investment partnerships are valued based on net asset value calculations as provided by the fund administrators. The Company currently holds nonpublic common stocks, warrants, partnership investments, and notes that are included in Level 3 of the fair value hierarchy as determined under ASC 820.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

Income Taxes

The Company is treated as a disregarded entity for federal and state income tax purposes and the Company's parent company includes the taxable income of the Company on its tax return. For the year ended December 31, 2016, the Company recorded a provision for income taxes for federal and state income tax purposes in the amount of $1,718,754. This amount represented the Company's share of the current year and future deferred income taxes charged to the Company based on pre-tax income as part of the consolidated group that will be included in the federal and state income tax returns of B. Riley Financial.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2013. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2016.

NOTE 2 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2016, the Company had net capital and net capital requirements of $7,269,294 and $524,554, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.08 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

At December 31, 2016, the Company has receivables due from related parties in the amount of $1,057,951 which is due from affiliated entities in the consolidated group of the Company's parent B. Riley Financial. The Company has $2,037 due from the Company's employees upon demand and a note receivable due from an employee in the amount of $1,696,143. The Company also has payables due to related parties in the amount of $1,010,088 which is payable to affiliated entities in the consolidated group of the Company's parent B. Riley Financial. Included in accounts payable and accrued expenses is 2,563,237 of current and deferred taxes due to the parent company as well as refunds of previous tax reimbursements from the parent company.

The Company is affiliated with an investment adviser and earns commissions from introducing trades of affiliated investment partnerships on behalf of the investment adviser. For the year ended December 31, 2016, such commissions were $477,793.

The Company has an expense sharing agreement with an affiliated entity, whereby the Company provides personnel, office space, insurance, and various other general services. The affiliate then reimburses the Company based on a set schedule for these services, outlined in the agreement. For the year ended December 31, 2016, the Company was allocated $465,240 in overhead expenses by the parent company.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2013. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2016.

NOTE 2 - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2016, the Company had net capital and net capital requirements of $7,269,294 and $524,554, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.08 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

At December 31, 2016, the Company has receivables due from related parties in the amount of $1,057,951 which is due from affiliated entities in the consolidated group of the Company's parent B. Riley Financial. The Company has $2,037 due from the Company's employees upon demand and a note receivable due from an employee in the amount of $1,696,143. The Company also has payables due to related parties in the amount of $1,010,088 which is payable to affiliated entities in the consolidated group of the Company's parent B. Riley Financial. Included in accounts payable and accrued expenses is 2,563,237 of current and deferred taxes due to the parent company as well as refunds of previous tax reimbursements from the parent company.

The Company is affiliated with an investment adviser and earns commissions from introducing trades of affiliated investment partnerships on behalf of the investment adviser. For the year ended December 31, 2016, such commissions were $477,793.

The Company has an expense sharing agreement with an affiliated entity, whereby the Company provides personnel, office space, insurance, and various other general services. The affiliate then reimburses the Company based on a set schedule for these services, outlined in the agreement. For the year ended December 31, 2016, the Company was allocated $465,240 in overhead expenses by the parent company.

NOTES TO FINANCIAL STATEMENTS

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

The Company has non-cancelable operating lease for office space and equipment with unrelated parties which expire in various years through 2022. Future rental commitments under these leases as of December 31, 2016 are as follows:

Year	Amount
2017	$ 812,242
2018	$ 863,690
2019	$ 506,575
2020	$ 241,039
2021	$ 240,839
Thereafter	$ 163,949
	$ 2,828,334

Total rental expense of approximately $975,743, including the non-cancelable leases referred to above, was charged to operations during the year ended December 31, 2016.

NOTE 4 - NOTE RECEIVABLE

The Company has a note receivable in the amount of $1,696,143 due from an employee. The note is forgivable over a 5 year period and earns interest at 4%, which is also forgivable.

NOTE 5 - FAIR VALUE MEASUREMENTS

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Company's policies.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2016.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2016
Securities owned				
Common stocks	$ 1,784,906	$ -	$ 298,549	$ 2,083,455
Preferred stocks	-	-	568	568
Corporate bonds	-	864,329	160,000	1,024,329
Partnership investment	-	-	9,959,166	9,959,166
	$ 1,784,906	**$ 864,329**	**$ 10,418,283**	**$ 13,067,518**
Securities sold, not yet purchased				
Corporate bonds	$ -	$ 845,636	$ -	$ 845,636
	$ -	**$ 845,636**	**$ -**	**$ 845,636**

NOTE 5 - FAIR VALUE MEASUREMENTS (concluded)

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Company has classified within the Level 3 category. The inputs used to determine valuation include net asset value, principal amount of the bonds, and quoted market prices of related securities. There have been no changes in the type of inputs used during the year. As a result, the unrealized gains and losses for assets within the Level 3 category may include changes in fair value that were attributable to both observable and unobservable inputs.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2016:

	Level 3 Beginning Balance January 1, 2016	Net Transfers In and/or (Out) of Level 3	Purchases	Sales	Realized and Unrealized Gains (Losses)	Level 3 Ending Balance December 31, 2016	Change in Unrealized Losses for Investments Still Held at December 31, 2016
Securities owned							
Common, preferred stocks and bonds	$ 290,743	$ -	$ 1,569,403	$ (1,585,537)	$ 184,508	$ 459,117	$ 32,000
Partnership investments	848,747	-	8,000,000	(817,286)	1,927,705	9,959,166	2,067,444
	$ 1,139,490	**$ -**	**$ 9,569,403**	**$ (2,402,823)**	**$ 2,112,213**	**$ 10,418,283**	**$ 2,099,444**

The Company did not have any significant transfers between Level 1 and Level 2 during the year ended December 31, 2016.

NOTE 6 - FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND UNCERTAINTIES

In the normal course of business, the Company's activities through its clearing brokers involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the customer's obligations.

In the Company's trading activities, the Company has purchased and sold securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2016.

The Company bears the risk of financial failure by its clearing brokers. If the clearing brokers should cease doing business, the Company's receivable and deposit from this clearing broker could be subject to forfeiture. In addition, the Company has deposits in banks in excess of the FDIC insured amount of $250,000. At December 31, 2016, the Company had $979,336 in excess of this requirement, which is subject to loss should the bank cease operations.

The Company's financial instruments, including due from clearing brokers, receivables, prepaids, notes receivable, deposits, other assets, accounts payable and accrued expenses, accrued compensation due to clearing brokers, due to related parties and other liabilities, are carried at amounts that approximate fair value, due to the short-term nature of the instruments. Securities owned and securities sold, but not yet purchased are valued as described in Note 1.

NOTE 7 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Cash of $51,631 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Act of 1934, as amended.

NOTE 8 - PROFIT SHARING PLAN

The Company maintains a retirement plan (the "Plan"), pursuant to section 401(k) of the Internal Revenue Code, for eligible participants to make voluntary contributions of a portion of their annual compensation, on a deferred basis, subject to limitations provided by the Internal Revenue Code. The Company may make a contribution at the discretion of the Board of Directors. The Company did not make a profit sharing contribution or matching contribution for the year ended December 31, 2016.

NOTE 9 - SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.